RECD S.E.C.
APR 20 2009
503

09040489

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52697

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Howell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric Howell

Signature

Chief Financial Officer

Title

Notary Public

Jonny Tam
Notary Public
State of NY
County of NY
No. 01-5023041
Expires: June 13, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SIGNATURE SECURITIES GROUP CORPORATION

(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Signature Securities Group Corporation:

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (the Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Signature Securities Group Corporation as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2009

SIGNATURE SECURITIES GROUP CORPORATION

(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents ($85,635 with the Parent)	$	2,793,395
Receivable from broker-dealers		229,632
Premises and equipment, net		178,590
Due from affiliate		50,307
Other assets		194,323
Total assets	$	3,446,247

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable	$	425,527
Due to affiliate		234,076
Total liabilities		659,603
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		10,783,099
Accumulated deficit		(7,996,515)
Total stockholder's equity		2,786,644
Total liabilities and stockholder's equity	$	3,446,247

The accompanying notes are an integral part of this financial statement.

(1) Organization

Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank (the Parent), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is subject to regulation and oversight by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions, investment advisory services and consulting services.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. These financial instruments are reflected in the statement of financial condition on a trade-date basis and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements (SFAS No. 157).

Cash and cash equivalents at December 31, 2008 primarily consisted of Fidelity U.S. Government money market funds of $2.7 million.

(c) Income Taxes

The Parent files consolidated Federal, New York State, and New York City income tax returns. The Company has entered into a tax allocation agreement with the Parent. Income tax expense consists of current and deferred income tax expense (benefit). Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance is provided for that portion of the asset for which it is more likely than not that it will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state and local income tax on a separate company basis using the same computational method as the consolidated group.

(Continued)

(d) ***Use of Estimates***

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) ***Deposits***

The Company maintains cash deposits of $50,000 at its clearing broker. This amount is included in receivable from broker-dealers in the Company's statement of financial condition.

(3) Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157 which is effective for fair-value measures already required or permitted by other accounting standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS No. 157:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a framework for measuring fair value;
- Expands disclosures about instruments measured at fair value; and
- Establishes a three-level hierarchy for fair value measurements based on the inputs used in the valuation. The hierarchy provides the basis for certain of the new disclosure requirements which are dependent upon the frequency of an item's measurement at fair value (recurring versus nonrecurring).

The three-level hierarchy prioritizes techniques used to measure the fair value of assets and liabilities, based on the transparency and reliability of inputs to valuation methodologies. The three levels are defined as follows:

Level 1 – Valuations are based on quoted prices in active markets for identical assets or liabilities. Accordingly, valuation of these assets and liabilities does not entail a significant degree of judgment. Examples include most U.S. Government securities and exchange-traded equity securities.

Level 2 – Valuations are based on either quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly. Examples include U.S. Agency securities, municipal bonds, corporate bonds, certain residential and commercial mortgage-backed securities, deposits, and most structured notes.

Level 3 – Valuations are based on inputs to the methodology that are unobservable and significant to the fair value measurement. These inputs reflect management's own judgments about the assumptions that market participants would use in pricing the assets and liabilities. Examples include certain commercial loans, certain residential and commercial mortgage-backed securities, private equity investments, and complex over-the-counter derivatives.

The Company has investments in money market funds which are valued utilizing quoted market prices which are considered Level 1 inputs.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital was $2,144,269, which was $1,894,269 in excess of its required net capital of $250,000.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, all customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

(5) Incentive Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 25% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of compensation contributed to the plan and 50% of the next 4% of compensation contributed. The Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and the Parent.

(6) Income Taxes

The Company and the Parent will file consolidated Federal, New York State, and New York City tax returns for the year ended December 31, 2008. Additionally, the Company files other state and local returns on a stand-alone basis. The Company has entered into a tax allocation agreement with the Parent.

At December 31, 2008, a net deferred tax asset resulted from net operating loss carryforwards as well as temporary differences between the financial reporting amounts and tax bases of certain assets. The components are set forth in the following table:

Deferred tax asset (liability):		
Net operating loss carryforwards (Federal and state)	$	2,893,884
Depreciation		(6,349)
Prepaid assets		(43,635)
Net deferred tax asset		2,843,900
Less: Valuation allowance		(2,843,900)
Total deferred tax asset	$	—

(Continued)

In accordance with the tax allocation agreement, the Company did not record any net deferred tax assets since it does not expect to be able to realize such tax benefits on a stand-alone basis. This is based upon the Company's history of losses and low probability of generating future taxable income on a stand-along basis. As a result, the Company has provided a valuation allowance for the full amount of its net deferred tax asset as of December 31, 2008.

(7) Related-Party Transactions

The Company acts as agent for and consultant to the Parent on the purchase, assembly, and sale of SBA loans and pools. The Company is compensated for these services at arm's length.

(8) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.